UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1. Summary of the 2023 First Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Quarter of 2023 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Quarter of 2023 (Separate)

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of 2023 First Quarter Business Report

On May 15, 2023, KB Financial Group Inc. (“KB Financial Group” or the “Group”) filed its business report for the first quarter of 2023 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

[Not required to be disclosed in quarterly reports pursuant to Korean regulations]

1.3.	Overview of the Business Group

[Not required to be disclosed in quarterly reports pursuant to Korean regulations]

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

(As of March 31, 2023)					(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)
February 14, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
August 1, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)

Note: (1)

The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

[Not required to be disclosed in quarterly reports pursuant to Korean regulations]

1.4.2. Voting Rights

[Not required to be disclosed in quarterly reports pursuant to Korean regulations]

1.5.	Dividends

KB Financial Group aims to manage its CET1 target ratio at a minimum of around 13% (the regulatory requirement of 10.5% plus a management buffer of 250 bps), in order to meet the regulatory requirement of 10.5% even in the face of severe economic shocks and other macroeconomic variables, including fluctuations in exchange rates and interest rates.

In order to manage such CET1 target ratio, the Group plans to benchmark systemic growth indicators, such as nominal GDP growth rates, to set its mid-term goals for asset growth. However, the Group may modify such goals to better fulfill the Group’s public role and to attain sustainable growth in light of changes to the macroeconomic and regulatory environment, the importance and role of the financial industry, including banks, in the domestic economy, the Group’s public duty to maintain the stability of the social system, or the Group’s business objectives such as investments in new businesses or M&A initiatives.

Generally, the Group’s policy is to utilize the excess capital exceeding its target CET1 ratio of 13% to actively return value to its shareholders. Although the level of shareholder returns may vary depending on changes in the regulatory environment, volatility in the financial market, and the Group’s business objectives, the Group will strive to maximize its shareholder returns and shareholders’ value in every situation.

As a leading financial institution in Korea, KB Financial Group will strive to perform its public duties as a bank in times of need, such as stabilizing the financial system and supporting the soft landing of the economy during economic fluctuations. The Group will take into consideration the interests of various stakeholders, including shareholders, employees, consumers, and local communities, to achieve sustainable growth while also enhancing shareholder value.

Based on its solid fundamentals and the highest level of capital in the industry, the Group achieved a shareholder return rate of approximately 30%, including through share buybacks and cancellations. The Group plans to actively continue such progressive shareholder return policy.

KB Financial Group also plans to provide a stable payout to the shareholders, taking into consideration the global best practices for dividend stability by maintaining at least the previous year’s level of cash dividends while gradually expanding the dividend per share and engaging in share buybacks and cancellations. However, such plans may be modified depending on economic conditions, regulatory environment, or the Group’s business objectives.

(Unit: in millions of Won, except per share amounts and percentages)

Items		January 1, 2023 to March 31, 2023(1)	January 1, 2022 to December 31, 2022(2)	January 1, 2021 to December 31, 2021(3)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		1,497,631	4,394,830	4,409,543
(Consolidated) Earnings per share (Won)		3,754	10,955	11,134
Total cash dividends		195,967	1,149,421	1,145,525
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		13.1	26.0	26.0
Cash dividend yield (%)	Common shares	1.1	5.8	5.2
	—	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common shares	510	2,950	2,940
	—	—	—
Stock dividend per share	Common shares	—	—
	—	—	—

Notes:	(1)	Includes a quarterly dividend amount of Won 195,967 million (Won 510 per common share) for the first quarter of fiscal year 2023.

(2)

Includes a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the first quarter of fiscal year 2022, a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the second quarter of fiscal year 2022, and a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the third quarter of fiscal year 2022.

(3)	Includes a quarterly dividend amount of Won 292,226 million (Won 750 per common share) in the second quarter of fiscal year 2021.

1.6.	Amendments to the Articles of Incorporation

[Not required to be disclosed in quarterly reports pursuant to Korean regulations]

2.	Business

2.1.	Results of Operations

			(Unit: in millions of Won)
	For the three months ended March 31, 2023	For the three months ended March 31, 2022	For the year ended December 31, 2022	For the year ended December 31, 2021
Net interest income	2,785,593	2,651,511	11,393,422	11,229,572
Interest income	6,866,583	4,306,312	20,787,577	15,210,878
Interest expense	(4,080,990)	(1,654,801)	(9,394,155)	(3,981,306)
Net fee and commission income	914,006	957,256	3,514,902	3,625,583
Fee and commission income	1,334,702	1,334,929	5,125,930	5,323,606
Fee and commission expense	(420,696)	(377,673)	(1,611,028)	(1,698,023)
Insurance service result	380,647	395,876	1,334,090	556,711
Insurance income	2,662,112	2,347,579	10,066,863	16,107,858
Insurance expense	(2,281,465)	(1,951,703)	(8,732,773)	(15,551,147)
Net gains on financial assets/liabilities at fair value through profit or loss	773,407	(325,529)	(1,133,475)	995,304
Other insurance finance income	(234,030)	274,829	897,441	—
Net other operating expenses	(260,124)	(416,307)	(2,268,465)	(1,923,567)
General and administrative expenses	(1,566,286)	(1,481,378)	(6,643,654)	(7,200,853)
Operating profit before provision for credit losses	2,793,213	2,056,258	7,094,261	7,282,750
Provision for credit losses	(668,188)	(145,849)	(1,847,775)	(1,185,133)
Net operating profit	2,125,025	1,910,409	5,246,486	6,097,617

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

(2)

KB Financial Group’s results of operations for the three months ended March 31, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. For comparison purposes, the figures for the three months ended March 31, 2022 and the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117. However, the figures for the year ended December 31, 2021 have not been restated retrospectively and are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable with the figures for the three months ended March 31, 2022 and 2023 and the year ended December 31, 2022.

2.2.	Sources and Uses of Funds

2.2.1. Sources of Funds

								(Unit: in millions of Won)
		For the three months ended March 31, 2023			For the year ended December 31, 2022			For the year ended December 31, 2021
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	333,178,666	0.15	45.79	333,078,280	1.27	47.87	309,428,469	0.74	49.09
	Certificate of deposit	7,878,238	0.25	1.08	5,511,822	2.35	0.79	3,618,303	0.87	0.57
	Borrowings	34,070,592	0.19	4.68	31,064,028	1.91	4.46	24,900,706	0.96	3.95
	Call money	1,679,276	0.20	0.23	1,314,525	2.02	0.19	1,324,902	0.65	0.21
	Debentures	56,731,876	0.20	7.80	58,290,290	2.39	8.38	57,214,310	1.82	9.08
	Others	20,626,049	0.26	2.83	20,866,612	2.34	3.00	20,305,205	0.84	3.22

Subtotal		454,164,697	0.17	62.41	450,125,557	1.52	64.69	416,791,895	0.91	66.12

Foreign Currency	Deposits	36,128,590	0.21	4.97	34,076,754	2.09	4.90	26,607,162	1.70	4.22
	Borrowings	24,575,223	0.21	3.38	22,970,783	1.90	3.30	12,976,574	1.16	2.06
	Call money	1,865,489	0.17	0.26	1,572,913	1.87	0.23	995,957	0.75	0.16
	Debentures	12,922,301	0.18	1.78	11,978,139	2.09	1.72	8,544,738	1.49	1.36
	Others	1,069,816	0.20	0.13	1,685,165	1.46	0.24	2,029,862	0.82	0.32

Subtotal		76,561,419	0.20	10.52	72,283,754	2.01	10.39	51,154,293	1.47	8.12

Others	Total shareholders’ equity	91,446,967	—	12.57	67,612,953	—	9.72	46,705,724	—	7.41
	Allowances	997,155	—	0.14	1,128,687	—	0.16	1,040,835	—	0.17
	Others	104,489,953	—	14.36	104,628,576	—	15.04	114,646,087	—	18.18

Subtotal		196,934,075	—	27.07	173,370,216	—	24.92	162,392,646	—	25.76

Total		727,660,191	—	100.00	695,779,527	—	100.00	630,338,834	—	100.00

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

(2)

The figures for the three months ended March 31, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. The figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117. However, the figures for the year ended December 31, 2021 have not been restated retrospectively and are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable with the figures for the three months ended March 31, 2023 and the year ended December 31, 2022.

2.2.2. Uses of Funds

								(Unit: in millions of Won)
		For the three months ended March 31, 2023			For the year ended December 31, 2022			For the year ended December 31, 2021
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	16,090,096	0.06	2.21	16,038,688	0.63	2.31	15,212,672	0.30	2.41
	Securities	192,450,051	0.21	26.45	166,950,909	1.17	23.99	147,320,309	1.31	23.37
	Loans	365,132,570	0.29	50.18	361,188,713	3.51	51.91	340,131,319	2.80	53.96
	Guarantee payments under payment guarantee	2,620	0.01	—	6,891	0.19	—	5,053	1.31	—
	Call loan	174,964	0.22	0.02	694,196	2.02	0.10	695,721	0.67	0.11
	Private placement corporate bonds	963,548	0.24	0.13	828,547	3.43	0.12	882,497	3.02	0.14
	Credit cards	22,833,012	0.47	3.14	22,069,290	6.94	3.17	19,862,308	7.09	3.15
	Others	3,830,104	0.97	0.53	4,438,987	9.45	0.64	4,193,384	6.53	0.67
	Allowance	(3,133,394)	—	(0.43)	(2,814,578)	—	(0.40)	(2,480,441)	—	(0.39)

Subtotal		598,343,571	0.27	82.23	569,401,643	2.94	81.84	525,822,822	2.51	83.42

Foreign Currency	Due from banks	8,961,624	0.11	1.23	9,239,891	0.76	1.33	6,868,969	0.38	1.09
	Securities	26,185,899	0.25	3.60	20,610,143	1.81	2.96	16,052,962	3.90	2.55
	Loans	39,003,564	0.41	5.36	37,267,941	5.32	5.36	26,409,776	5.05	4.19
	Call loan	6,640,260	0.24	0.91	8,829,592	2.12	1.27	3,275,072	0.45	0.52
	Bills bought	2,090,828	0.32	0.29	2,541,838	2.32	0.37	1,940,984	0.73	0.31
	Allowance	(1,288,600)	—	(0.18)	(1,021,192)	—	(0.15)	(978,088)	—	(0.16)
	Others	3,124,757	—	0.43	2,248,320	—	0.32	2,229,707	—	0.35

Subtotal		84,718,332	0.31	11.64	79,716,533	3.38	11.46	55,799,382	3.63	8.85

Others	Cash	1,835,666	—	0.25	1,831,093	—	0.26	1,917,967	—	0.30
	Fixed assets held for business	8,519,015	—	1.17	8,077,249	—	1.16	8,130,268	—	1.29
	Others	34,243,607	—	4.71	36,753,009	—	5.28	38,668,395	—	6.14

Subtotal		44,598,288	—	6.13	46,661,351	—	6.70	48,716,630	—	7.73

Total		727,660,191	—	100.00	695,779,527	—	100.00	630,338,834	—	100.00

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

(2)

The figures for the three months ended March 31, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. The figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117. However, the figures for the year ended December 31, 2021 have not been restated retrospectively and are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable with the figures for the three months ended March 31, 2023 and the year ended December 31, 2022.

2.3. Other Information to Consider in Making an Investment Decision

2.3.1. Capital Adequacy

KB Financial Group		(Unit: in billions of Won, except percentages)
	As of March 31, 2023	As of December 31, 2022	As of December 31, 2021
Total capital (A)	51,916	48,970	45,883
Risk-weighted assets (B)	308,255	302,984	290,914
BIS ratio (A/B)	16.84%	16.16%	15.77%

Notes:	(1) Calculated in accordance with Basel III.
(2) The figures as of March 31, 2023 are preliminary.

Kookmin Bank		(Unit: in billions of Won, except percentages)
	As of March 31, 2023	As of December 31, 2022	As of December 31, 2021
Total capital (A)	37,941	36,233	35,572
Risk-weighted assets (B)	204,731	207,558	203,569
BIS ratio (A/B)	18.53%	17.46%	17.47%

Note:	Calculated in accordance with Basel III.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of March 31, 2023	As of December 31, 2022	As of December 31, 2021
Net operating capital (A)	4,620	4,554	3,982
Total amount at risk (B)	2,756	2,655	2,072
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,388.63%	1,414.74%	1,422.34%
Capital surplus (A-B)	1,864	1,899	1,909

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of March 31, 2023	As of December 31, 2022	As of December 31, 2021
Available capital (A)	10,307	4,608	4,349
Required capital (B)	5,503	2,684	2,424
Capital Adequacy ratio (A/B)(2)	187.31%	171.66%	179.39%

Notes:	(1) The figures as of March 31, 2023 are preliminary.

(2) Pursuant to the change in capital adequacy system from the Risk-Based Capital (“RBC”) system to the Korean Insurance Capital Standard (“K-ICS”) system, the capital adequacy ratio as of March 31, 2023 was calculated based on the K-ICS method, whereas the figures as of December 31, 2022 and December 31, 2021 were calculated based on the RBC method.

2.3.2. Overseas Credit Ratings

[Not required to be disclosed in quarterly reports pursuant to Korean regulations]

2.3.3. Domestic Credit Ratings

[Not required to be disclosed in quarterly reports pursuant to Korean regulations]

2.3.4. Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
Kookmin Bank	January 28, 2019	615
	January 20, 2020	462
	January 30, 2021	800
	January 21, 2022	674
	January 18, 2023	713

2.3.5. Other Factors Affecting the Group’s Financial Condition and Results of Operations

The economic outlook for Korea and its financial services sector in 2023 and for the foreseeable future remains highly uncertain as a result of, among others, (i) volatile conditions in the Korean and global economies and financial markets resulting from fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher inflation and unemployment rates, lower consumer confidence, stock market and real estate market volatility and changes in fiscal and monetary policies, and (ii) adverse conditions in the Korean and global economies and financial markets resulting from Russia’s invasion of Ukraine and its effects on global commodity prices, as well as difficulties faced by certain banks in the United States.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1. Consolidated Statements of Financial Position

(Unit: in millions of Won)
	As of March 31, 2023	As of December 31, 2022	As of December 31, 2021
Cash and due from financial institutions	28,955,066	32,474,750	31,009,374
Financial assets at fair value through profit or loss	70,094,713	70,092,497	66,005,815
Derivative financial assets	8,588,694	9,446,580	3,721,370
Loans measured at amortized cost	432,189,440	433,038,931	417,900,273
Financial investments	115,454,094	115,452,659	104,847,871
Investments in associates and joint ventures	660,802	682,670	448,718
Insurance assets	152,547	83,304	—
Reinsurance assets	1,511,197	1,495,966	—
Property and equipment	4,956,299	4,991,467	5,239,898
Investment property	3,289,529	3,148,340	2,514,944
Intangible assets	1,984,608	1,858,470	3,266,357
Net defined benefit assets	474,033	478,934	100,083
Current income tax assets	219,172	204,690	98,798
Deferred income tax assets	200,714	188,372	159,093
Assets held for sale	236,818	211,758	237,318
Assets of a disposal group held for sale	—	—	171,749
Other assets	22,467,911	14,815,438	28,174,173

Total assets	691,435,637	688,664,826	663,895,834

Financial liabilities at fair value through profit or loss	11,842,172	12,271,604	12,088,980
Derivative financial liabilities	8,516,367	9,509,769	3,682,258
Deposits	387,230,486	393,928,904	372,023,918
Borrowings	67,904,471	71,717,366	56,912,374
Debentures	68,546,555	68,698,203	67,430,188
Insurance contract liabilities	47,758,509	45,920,012	57,165,936
Reinsurance contract liabilities	34,209	31,728	—
Provisions	942,038	933,701	808,604
Net defined benefit liabilities	88,764	85,745	225,521
Current income tax liabilities	132,181	998,681	662,672

	As of March 31, 2023	As of December 31, 2022	As of December 31, 2021
Deferred income tax liabilities	2,931,506	1,574,954	1,470,981
Other liabilities	39,268,223	28,849,911	43,130,482

Total liabilities	635,195,481	634,520,578	615,601,914

Equity attributable to shareholders of the parent company	54,557,956	52,864,146	47,460,582
Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	5,032,803	4,434,251	2,838,221
Capital surplus	16,940,689	16,940,731	16,940,231
Accumulated other comprehensive income (loss)	1,788,167	1,312,522	1,047,274
Accumulated other comprehensive income relating to assets of a disposal group held for sale	—	—	7,671
Retained earnings	29,813,672	28,922,272	25,672,815
Treasury shares	(1,107,933)	(836,188)	(1,136,188)
Non-controlling interests	1,682,200	1,280,102	833,338

Total equity	56,240,156	54,144,248	48,293,920

Total liabilities and equity	691,435,637	688,664,826	663,895,834

Notes: (1)

The figures as of March 31, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts). The figures as of December 31, 2022 have been restated retrospectively to reflect the application of K-IFRS 1117.

(2)

The figures as of December 31, 2021 are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable with the figures as of March 31, 2023 and December 31, 2022.

3.1.2. Consolidated Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the three months ended March 31, 2023	For the three months ended March 31, 2022	For the year ended December 31, 2022	For the year ended December 31, 2021
Net interest income	2,785,593	2,651,511	11,393,422	11,229,572
Interest income	6,866,583	4,306,312	20,787,577	15,210,878
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	6,527,556	4,112,607	19,841,175	14,620,490
Interest income from financial instruments at fair value through profit or loss	333,477	188,737	929,735	590,388
Insurance finance interest income	5,550	4,968	16,665	—
Interest expense	(4,080,990)	(1,654,801)	(9,394,155)	(3,981,306)
Interest expense	(3,639,879)	(1,270,702)	(7,776,631)	(3,981,306)
Insurance finance interest expense	(441,111)	(384,099)	(1,617,524)	—
Net fee and commission income	914,006	957,256	3,514,902	3,625,583
Fee and commission income	1,334,702	1,334,929	5,125,930	5,323,606
Fee and commission expense	(420,696)	(377,673)	(1,611,028)	(1,698,023)
Insurance service result	380,647	395,876	1,334,090	556,711
Insurance income	2,662,112	2,347,579	10,066,863	16,107,858
Insurance income	2,497,526	2,281,647	9,544,474	16,107,858
Reinsurance income	164,586	65,932	522,389	—
Insurance expense	(2,281,465)	(1,951,703)	(8,732,773)	(15,551,147)
Insurance service expense	(2,083,964)	(1,789,772)	(7,961,019)	(15,551,147)
Reinsurance expense	(197,501)	(161,931)	(771,754)	—
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	773,407	(325,529)	(1,133,475)	995,304
Net gains (losses) on financial instruments at fair value through profit or loss before applying overlay approach	773,407	(325,529)	(1,133,475)	1,160,981
Gains (losses) on overlay adjustments	—	—	—	(165,677)
Other insurance finance income (expenses) from contract held	(234,030)	274,829	897,441	—
Net other operating expenses	(260,124)	(416,307)	(2,268,465)	(1,923,567)
General and administrative expenses	(1,566,286)	(1,481,378)	(6,643,654)	(7,200,853)
Operating income before provision for credit losses	2,793,213	2,056,258	7,094,261	7,282,750
Provision for credit losses	(668,188)	(145,849)	(1,847,775)	(1,185,133)
Net operating income	2,125,025	1,910,409	5,246,486	6,097,617
Net non-operating income (expenses)	(96,161)	9,276	160,569	(16,011)

	For the three months ended March 31, 2023	For the three months ended March 31, 2022	For the year ended December 31, 2022	For the year ended December 31, 2021
Share of profit (loss) of associates and joint ventures	(2,496)	8,132	(28,755)	93,526
Net other non-operating income (expenses)	(93,665)	1,144	189,324	(109,537)
Profit before income tax expense	2,028,864	1,919,685	5,407,055	6,081,606
Income tax expense	(529,650)	(448,151)	(1,506,961)	(1,697,225)
Profit for the period	1,499,214	1,471,534	3,900,094	4,384,381
Other comprehensive income (loss) for the period, net of tax	486,208	213,032	146,661	222,758
Items that will not be reclassified to profit or loss:	(44,259)	(229,300)	60,938	871,654
Remeasurements of net defined benefit liabilities	5,828	(10,685)	239,701	(45,510)
Share of other comprehensive income (loss) of associates and joint ventures	(2)	—	183	51
Gains (losses) on equity securities at fair value through other comprehensive income	(110)	(217,801)	(217,801)	903,398
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	(49,975)	(814)	38,855	13,715
Items that may be reclassified subsequently to profit or loss:	530,467	442,332	85,723	(648,896)
Currency translation differences	115,819	83,945	165,568	255,907
Gains (losses) on debt securities at fair value through other comprehensive income	1,525,457	(2,331,605)	(6,057,152)	(924,698)
Share of other comprehensive income (loss) of associates and joint ventures	(4,158)	77	(545)	498
Gains (losses) on cash flow hedging instruments	(35,465)	27,996	26,168	20,864
Gains (losses) on hedging instruments of net investments in foreign operations	(30,133)	(24,166)	(79,085)	(57,935)
Insurance finance income (expenses)	(1,041,053)	2,686,085	6,030,769	—
Other comprehensive losses arising from separate account	—	—	—	(63,814)
Gains (losses) on overlay adjustment	—	—	—	120,282
Total comprehensive income for the period	1,985,422	1,684,566	4,046,755	4,607,139
Profit attributable to:	1,499,214	1,471,534	3,900,094	4,384,381
Shareholders of the parent company	1,497,631	1,460,572	4,121,685	4,409,543
Non-controlling interests	1,583	10,962	(221,591)	(25,162)
Total comprehensive income for the period attributable to:	1,985,422	1,684,566	4,046,755	4,607,139
Shareholders of the parent company	1,972,718	1,665,256	4,254,807	4,610,549
Non-controlling interests	12,704	19,310	(208,052)	(3,410)

	For the three months ended March 31, 2023	For the three months ended March 31, 2022	For the year ended December 31, 2022	For the year ended December 31, 2021
Earnings per share
Basic earnings per share (Won)	3,754	3,691	10,254	11,134
Diluted earnings per share (Won)	3,669	3,609	10,021	10,890

Notes: (1)

The figures for the three months ended March 31, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts). The figures for the three months ended March 31, 2022 and year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.

(2)

The figures for the year ended December 31, 2021 are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable with the figures for the three months ended March 31, 2023 and 2022 and the year ended December 31, 2022.

3.2.	Separate Financial Information

3.2.1. Separate Statements of Financial Position

(Unit: in millions of Won)
	As of March 31, 2023	As of December 31, 2022	As of December 31, 2021
Cash and due from financial institutions	2,685,830	351,056	608,076
Financial assets at fair value through profit or loss	1,255,218	1,522,314	440,760
Loans measured at amortized cost	522,326	522,326	249,128
Investments in subsidiaries	26,741,438	26,741,438	26,741,438
Property and equipment	3,203	3,552	4,444
Intangible assets	16,167	16,752	16,673
Net defined benefit assets	3,916	4,288	221
Deferred income tax assets	9,206	19,904	5,583
Other assets	1,403,005	1,272,197	805,056

Total assets	32,640,309	30,453,827	28,871,379

Debentures	4,548,210	4,956,949	5,552,791
Current income tax liabilities	1,087,373	926,573	570,519
Other liabilities	868,847	338,489	235,095

Total liabilities	6,504,430	6,222,011	6,358,405

Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	5,032,518	4,433,981	2,837,981
Capital surplus	14,754,747	14,754,747	14,754,747
Accumulated other comprehensive loss	(5,830)	(5,847)	(8,330)
Retained earnings	5,371,819	3,794,565	3,974,206
Treasury Shares	(1,107,933)	(836,188)	(1,136,188)

Total equity	26,135,879	24,231,816	22,512,974

Total liabilities and equity	32,640,309	30,453,827	28,871,379

3.2.2. Separate Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the three months ended March 31, 2023	For the three months ended March 31, 2022	For the year ended December 31, 2022	For the year ended December 31, 2021
Net interest expense	(20,054)	(24,742)	(92,951)	(111,077)
Interest income	6,670	3,116	19,402	9,392
Interest income from financial instruments at amortized cost	5,551	2,455	16,525	6,548
Interest income from financial instruments at fair value through profit or loss	1,119	661	2,877	2,844
Interest expense	(26,724)	(27,858)	(112,353)	(120,469)
Net fee and commission expense	(1,247)	(767)	(8,686)	(8,157)
Fee and commission income	372	803	3,399	975
Fee and commission expense	(1,619)	(1,570)	(12,085)	(9,132)
Net gains (losses) on financial assets at fair value through profit or loss	45,428	(425)	(11,794)	20,250
Net other operating income	2,192,380	1,671,224	1,871,224	1,620,238
General and administrative expenses	(22,902)	(22,721)	(89,149)	(85,417)
Operating profit before provision for credit losses	2,193,605	1,622,569	1,668,644	1,435,837
Reversal of provision (Provision) for credit losses	—	3	(303)	(417)
Operating profit	2,193,605	1,622,572	1,668,341	1,435,420
Net non-operating income (expense)	13	(96)	908	1,165
Profit before income tax	2,193,618	1,622,476	1,669,249	1,436,585
Income tax income (expense)	(10,691)	1,329	15,263	2,281
Profit for the year	2,182,927	1,623,805	1,684,512	1,438,866
Other comprehensive income (loss) for the year, net of tax	17	(112)	2,483	(298)
Items that will not be reclassified to profit or loss:	17	(112)	2,483	(298)
Remeasurements of net defined benefit liabilities	17	(112)	2,483	(298)

Total comprehensive income for the year	2,182,944	1,623,693	1,686,995	1,438,568

Earnings per share
Basic earnings per share (Won)	5,520	4,110	3,999	3,509
Diluted earnings per share (Won)	5,394	4,019	3,912	3,436

3.3.	Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of March 31, 2023	As of December 31, 2022	As of December 31, 2021
Current assets in Won (A)	3,641,720	959,935	713,908
Current liabilities in Won (B)	1,426,140	592,727	317,184
Liquidity ratio (A/B)	255.36%	161.95%	225.08%

Notes: (1)	Based on K-IFRS (on a separate basis).

(2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2. Profitability Ratios

			(Unit: %)
	For the three months ended March 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Net income as a percentage of average total assets (ROA)	0.88	0.60	0.69
Net income as a percentage of average shareholders’ equity (ROE)	11.31	9.24	9.80

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower (As of March 31, 2023)

(Unit: in billions of Won)
Company	Credit Extended
LG Display Co., Ltd.	2,572
KB Kookmin Card Co., Ltd.	1,287
Samsung Heavy Industries Co., Ltd.	1,194
Hyundai Heavy Industries Co., Ltd.	1,165
E-MART Inc.	1,140
Samsung Electronics Co., Ltd.	1,137
Strada Holdco L.P.	971
Hyundai Steel Co., Ltd.	927
SK Inc	881
POSCO International Corporation	842
Samsung SDI Co., Ltd.	815
Hyundai Motor Company	796
Hyundai Samho Heavy Industries Co.,Ltd.	730
GS Caltex Corporation	716
Shinhan Card Co., Ltd.	688
SK on Co., Ltd.	680
LG CHEM, LTD.	675
Daewoo Shipbuilding &Marine Engineering Co., Ltd.	656
SK hynix Inc.	628
LOTTE Property & Development Co., Ltd.	618

Total	19,118

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group (As of March 31, 2023)

(Unit: in billions of Won)
Group	Credit Extended
SK	5,890
Samsung	4,699
Hyundai Motor	4,393
LG	4,292
Lotte	3,332
Hyundai Heavy Industries	3,316
Hanwha	1,970
POSCO	1,884
Shinsegae	1,479
GS	1,443

Total	32,698

3.3.5. Kookmin Bank’s Loan Concentration by Industry (As of March 31, 2023)

(Unit: in billions of Won, except percentages)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	55,529	28.0
Construction	4,402	2.2
Real estate activities	47,564	24.0
Wholesale and retail trade	29,818	15.0
Accommodation and food service activities	10,311	5.2
Financial activities	6,891	3.5
Others	43,741	22.1

Total	198,255	100.0

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank (As of March 31, 2023)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Construction	40.1	39.3
Borrower B	Wholesale and retail trade	18.6	15.2
Borrower C	Manufacturing	8.8	3.1
Borrower D	Real estate activities	8.0	1.7
Borrower E	Professional, scientific and technical services	7.9	0.8
Borrower F	Manufacturing	7.0	3.3
Borrower G	Manufacturing	6.8	3.9
Borrower H	Wholesale and retail trade	6.0	0.2
Borrower I	Accommodation and food service activities	6.0	0.5
Borrower J	Human health and social work activities	5.6	0.2
Borrower K	Manufacturing	5.1	1.3
Borrower L	Manufacturing	5.0	2.8
Borrower M	Manufacturing	4.8	2.4
Borrower N	Membership organizations, repair and other personal services	4.5	1.8
Borrower O	Manufacturing	4.4	0.1
Borrower P	Real estate activities	4.3	3.3
Borrower Q	Real estate activities	4.2	1.1
Borrower R	Wholesale and retail trade	3.8	2.0
Borrower S	Manufacturing	3.7	0.2
Borrower T	Manufacturing	3.6	0.2

Total	—	158.3	83.3

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Agreed Per Contract(1)		Actual(2)
			Compensation(3)	Estimated Hours	Compensation(3)	Accrued Hours
January 1 to March 31, 2023	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,264	11,675	410	1,580
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,291	11,364	1,291	11,028
January 1 to December 31, 2021	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,261	11,364	1,261	11,451

Notes:	(1)	Total compensation and estimated hours are established at the time of the execution of the audit and review services contract.
	(2)	Actual compensation and hours are accrued from January 1 of each applicable year to the date of the audit or review report issued during such year.
	(3)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation(1)
January 1 to March 31, 2023	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2023 to April 30, 2024	784
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2022 to April 30, 2023	697
January 1 to December 31, 2021	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2021 to April 30, 2022	681

Note:	(1) Total compensation (excluding value-added taxes) is established at the time of the execution of the audit and review services contract.

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission under the Financial Services Commission had designated KPMG Samjong Accounting Corp. as the external auditor for the Company for the fiscal years ended December 31, 2020, 2021 and 2022. Following the end of KPMG Samjong Accounting Corp.’s designated period as the auditor, the Company selected Samil PricewaterhouseCoopers to be its new external auditor for the fiscal years ending December 31, 2023, 2024 and 2025, in accordance with the criteria and processes set forth by relevant laws and regulations. As such, the external auditor for the Company and its subsidiaries for the fiscal year ending December 31, 2023 is Samil PricewaterhouseCoopers.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

[Not required to be disclosed in quarterly reports pursuant to Korean regulations]

5.2.	Audit Committee

[Not required to be disclosed in quarterly reports pursuant to Korean regulations]

5.3.	Compensation to Directors

[Not required to be disclosed in quarterly reports pursuant to Korean regulations]

5.4.	Top 5 Highest-Paid Individuals

[Not required to be disclosed in quarterly reports pursuant to Korean regulations]

5.5.	Affiliated Companies

[Not required to be disclosed in quarterly reports pursuant to Korean regulations]

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of March 31, 2023, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of March 31, 2023 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	21,000	November 20, 2023

6.2.	Non-standing Directors

As of March 31, 2023, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of March 31, 2023 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Jae Keun Lee	May 1966	Non-standing Director	1,119	March 24, 2024

Note: (1)	The date designated as Mr. Jae Keun Lee’s end of term is the date of the annual general meeting of shareholders for fiscal year 2023, which is expected be held in March 2024.

6.3.	Non-executive Directors

As of March 31, 2023, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of March 31, 2023 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Kyung Ho Kim	December 1954	Non-executive Director	—	March 23, 2024
Seon-joo Kwon	November 1956	Non-executive Director	—	March 24, 2024
Whajoon Cho	February 1957	Non-executive Director	—	March 23, 2025
Gyutaeg Oh	February 1959	Non-executive Director	—	March 23, 2024
Jungsung Yeo	April 1960	Non-executive Director	—	March 23, 2025
Jaehong Choi	August 1962	Non-executive Director	—	March 24, 2024
Sung-Yong Kim	March 1966	Non-executive Director	—	March 23, 2025

6.4.	Senior Management

Members of our senior management as of March 31, 2023 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Jong Hee Yang	June 1961	Vice Chairman and Head of Retail Customer / Wealth Management & Pension / Small & Medium Enterprise Business Units	914	December 31, 2023
Yin Hur	December 1961	Vice Chairman and Head of Global / Insurance Business Units	13,506	December 31, 2023
Dong Cheol Lee	October 1961	Vice Chairman and Head of Digital / IT Business Units	3,325	December 31, 2023
Scott Y.H. Seo	March 1966	Senior Managing Director and Chief Finance Officer	—	December 31, 2023
Cheal Soo Choi	October 1966	Senior Executive Vice President and Chief Risk Management Officer	4	December 31, 2024

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Dong Whan Han	January 1965	Senior Executive Vice President and Head of KB Research	1,100	December 31, 2023
Se Min Kim	January 1971	Senior Managing Director and Chief Strategy Officer	174	December 31, 2023
Bong Joong Kwon	November 1969	Senior Managing Director and Head of IR	286	December 31, 2023
Yeo Woon Yoon	April 1967	Senior Managing Director and Chief Human Resources Officer	609	December 31, 2023
Hye Ja Seo	September 1966	Senior Managing Director and Chief Compliance Officer	1,356	December 31, 2024
Jin Gyu Maeng	January 1966	Senior Managing Director and Head of Audit	1,054	December 31, 2023
Hye Sook Moon	September 1971	Managing Director and Head of ESG Division	652	December 31, 2023
Byung Joo Oh	January 1973	Managing Director, Insurance Business Unit	940	December 31, 2023
Jeong Rim Park	November 1963	Head of the Capital Market Business Unit	3,150	December 31, 2023
Sung Hyun Kim	August 1963	Head of Corporate and Investment Banking Business Unit	15,468	December 31, 2023
Hyun Seung Lee	November 1966	Head of Asset Management Business Unit	—	December 31, 2023
Jin Young Kim	August 1969	Chief Public Relations Officer	765	December 31, 2023
Mun Cheol Jeong	August 1968	Senior Executive Vice President, Retail Customer Business Unit	3,092	December 31, 2023
Jae Young Choi	June 1967	Senior Executive Vice President, Wealth Management and Pension Business Unit	980	December 31, 2023
Sung Ki Kwon	July 1966	Senior Executive Vice President, Small and Medium Enterprise Business Unit	568	December 31, 2023
Nam Hoon Cho	June 1968	Chief Global Strategy Officer	1,000	December 31, 2023
Young Suh Cho	February 1971	Chief Digital Platform Officer	1,000	December 31, 2023
Jin Soo Yoon	February 1964	Chief Information Technology Officer	375	December 31, 2023
Chang Hwa Yook	December 1967	Chief Data Officer	545	December 31, 2023
Sung Pyo Jeon	August 1966	Chief Customer Contact Officer	976	December 31, 2023
Jeong Ha	January 1967	Senior Executive Vice President, Capital Market Business Unit	—	December 31, 2023
Soon Bae Kang	August 1964	Senior Executive Vice President, Corporate and Investment Banking Business Unit	1,290	December 31, 2023
Nam Che Kang	August 1967	Head of Global Division	485	December 31, 2023
Yoon Ha	March 1971	Head of Customer Experience Design Center	—	December 31, 2023
Yoo Shim Hur	April 1973	Head of Digital Contents Center	—	December 31, 2023
Ki Eun Park	September 1970	Head of Tech Innovation Center	258	December 31, 2023
Joo Hyun Kim	November 1970	Head of Group Cloud Center	122	December 31, 2023
Soon Young Oh	August 1977	Head of Financial AI Center	—	December 31, 2023
Chan Yong Park	September 1965	Head of Office of Planning and Coordination	1,011	December 31, 2023
Min Hyuk Kang	January 1970	Head of Office of Capital Market Planning	690	December 31, 2023

Note:

(1)   The number of common shares owned is as of March 31, 2023 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of March 31, 2023, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Jae Keun Lee	Kookmin Bank	Chief Executive Officer	January 2022
Jeong Rim Park	KB Securities	Chief Executive Officer	January 2019
Sung Hyun Kim	KB Securities	Chief Executive Officer	January 2019
Hyun Seung Lee	KB Asset Management	Chief Executive Officer	January 2018
Hye Sook Moon	Kookmin Bank	Head of ESG Division	January 2022
Jin Young Kim	Kookmin Bank	Senior Managing Director; Brand Strategy Group	January 2023
Mun Cheol Jeong	Kookmin Bank	Senior Executive Vice President; Retail Customer Group	January 2023
Jae Young Choi	Kookmin Bank	Senior Executive Vice President; Wealth Management Group	January 2023
	KB Securities	Senior Executive Vice President; Wealth Management Division	January 2023
	KB Insurance	Senior Executive Vice President; WM/Pension Division	January 2023
Sung Ki Kwon	Kookmin Bank	Senior Executive Vice President; SME and SOHO Customer Group	January 2023
Nam Hoon Cho	Kookmin Bank	Senior Managing Director; Global Business Group	January 2021
Young Suh Cho	Kookmin Bank	Senior Managing Director; DT Strategy Division	January 2021
Jin Soo Yoon	Kookmin Bank	Senior Executive Vice President; Tech Group	January 2021
Chang Hwa Yook	Kookmin Bank	Senior Managing Director; Data/AI Division	January 2023
Sungpyo Jeon	Kookmin Bank	Senior Managing Director; Smart Customer Group	January 2023
Jeong Ha	Kookmin Bank	Senior Executive Vice President; Capital Markets Group	January 2021
	KB Securities	Senior Executive Vice President; Sales and Trading Group	January 2023
Soon Bae Kang	Kookmin Bank	Senior Executive Vice President; Corporate Investment Banking Customer Group	January 2023
	KB Securities	Senior Executive Vice President; Investment Banking Group	January 2023
Nam Che Kang	Kookmin Bank	Head of Global Growth Supporting Division	January 2022
Yoon Ha	Kookmin Bank	Head of Customer Experience Design Center	January 2022
Yoo Shim Hur	Kookmin Bank	Managing Director; Digital Contents Center	January 2022
Ki Eun Park	Kookmin Bank	Senior Managing Director; Technology Innovation Division	July 2021
Joo Hyun Kim	Kookmin Bank	Head of Cloud Platform Department	February 2022
Soon Young Oh	Kookmin Bank	Managing Director; Financial AI Center	June 2022

Chan Yong Park	Kookmin Bank	Senior Managing Director; Planning & Coordination Department	January 2022
Min Hyuk Kang	Kookmin Bank	Head of Trading and Capital Markets Planning Department	January 2023
	KB Securities	Managing Director; Capital Markets Planning Department	January 2023
Se Min Kim	KB Securities	Non-standing Director	June 2022
	KB Life Insurance	Non-standing Director	August 2022
Scott Y.H. Seo	KB Insurance	Non-standing Director	February 2022
	KB Kookmin Card	Non-standing Director	March 2022

6.5.	Employees

[Not required to be disclosed in quarterly reports pursuant to Korean regulations]

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

[Not required to be disclosed in quarterly reports pursuant to Korean regulations]

7.2.	Changes in the Largest Shareholder

				(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93
Korean National Pension Service	June 30, 2021	40,626,942		9.77
Korean National Pension Service	December 31, 2021	37,626,516		9.05
Korean National Pension Service	January 27, 2022	37,188,199	(4)	8.94
Korean National Pension Service	March 31, 2022	36,008,504		8.73
Korean National Pension Service	June 30, 2022	33,830,623		8.20
Korean National Pension Service	September 30, 2022	32,594,691		7.97
Korean National Pension Service	October 12, 2022	32,457,827	(5)	7.94
Korean National Pension Service	December 31, 2022	32,499,151		7.95
Korean National Pension Service	March 31, 2023	33,572,593		8.21

Notes:	(1)	Based on our shareholder registry as of the end of each applicable year unless specified otherwise.
(2)	Total number of shares of common stock issued as of the following dates:

               From October 19, 2016 to December 12, 2019: 418,111,537

               From December 12, 2019 to February 14, 2022: 415,807,920

               From February 14, 2022 to August 1, 2022: 412,352,494

               After August 1, 2022: 408,897,068

(3)	Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.
(4)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.
(5)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on November 2, 2022.

7.3.	Employee Stock Ownership Association

[Not required to be disclosed in quarterly reports pursuant to Korean regulations]

7.4.	Investments in Affiliated Companies

[Not required to be disclosed in quarterly reports pursuant to Korean regulations]

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Securities Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	200	March 31, 2022	4.300%	March 31, 2052 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 3 Private Placement of Capital Securities in Won	230	September 30, 2022	5.500%	September 30, 2052 (may be extended)	Working capital

7.5.2. Purchase of capital securities issued by KB Capital Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	6.548%(1)	March 27, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	5.989%(1)	September 24, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305%(1)	March 29, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466%(1)	June 28, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952%(1)	November 28, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	7.664%(1)	April 27, 2047 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	3.376%	September 25, 2050 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 486 Private Placement of Capital Securities in Won	100	February 17, 2022	4.495%	February 17, 2052 (may be extended)	Working capital

7.5.3. Purchase of subordinated bonds issued by KB Savings Bank Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Bonds in Won	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.4. Prepayments and Loans to Subsidiaries

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.571%(2)	July 12, 2023
Notes: (1) Unsecured credit loans. (2) Changed from 2.239% to 2.571% upon extension of the loans on July 12, 2022.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.571%(2)	July 12, 2023
Notes: (1) Unsecured credit loans. (2) Changed from 2.239% to 2.571% upon extension of the loans on July 12, 2022.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.630%(2)	March 8, 2024
Notes: (1) Unsecured credit loans. (2) Changed from 2.334% to 2.630% upon extension of the loans on March 9, 2023.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	2.630%(2)	March 8, 2024
Notes: (1) Unsecured credit loans. (2) Changed from 2.334% to 2.630% upon extension of the loans on March 9, 2023.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	2.571%(2)	July 12, 2023
Notes: (1) Unsecured credit loans. (2) Changed from 2.239% to 2.571% upon extension of the loans on July 12, 2022.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	December 20, 2021	2.590%	December 19, 2023
Note: (1) Unsecured credit loans. (2) Changed from 2.247% to 2.590% upon extension of the loans on December 19, 2022.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	60	60	July 13, 2022	2.571%	July 12, 2023
Note: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Credit Information Co., Ltd.	Subsidiary	Loans(1)	7	7	October 7, 2022	2.401%	October 6, 2023

Note: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Credit Information Co., Ltd.	Subsidiary	Loans(1)	6.5	6.5	December 9, 2022	2.399%	October 6, 2023

Note:	(1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Capital Co., Ltd.	Subsidiary	Loans(1)	200	200	November 25, 2022	2.401%	November 24, 2023

Note:	(1) Unsecured credit loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: May 15, 2023	By: /s/ Scott Y. H. Seo

(Signature)

	Name:	Scott Y. H. Seo

	Title:	Senior Executive Vice President and Chief Finance Officer